Filed pursuant to Rule 424(b)(3)

Registration No. 333-230888

PROSPECTUS SUPPLEMENT No. 54

(to Prospectus dated April 19, 2019)

PARKERVISION, INC.

12,800,000 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated April 19, 2019, as amended and supplemented from time to time (the “Prospectus”), which permits the resale by the selling stockholders listed in the Prospectus of up to 12,800,000 shares of our common stock, par value $0.01 per share (“Common Stock”), consisting of (i) up to 7,800,000 shares of Common Stock issuable upon conversion of, and for the payment of interest from time to time at our option for, convertible promissory notes and (ii) 5,000,000 shares of Common Stock issuable upon the exercise of a five-year warrant.

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders. To the extent the warrant is exercised for cash, we will receive up to an aggregate of $800,000 in gross proceeds. We expect to use proceeds received from the exercise of the warrant, if any, to fund our patent enforcement actions and for other working capital and general corporate purposes.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023.  Accordingly, we have attached the 10-Q to this prospectus supplement.  You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.  Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any such authority has approved or disapproved these securities or determined whether this Prospectus or Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to____________

Commission file number 000-22904

PARKERVISION, INC.

(Exact name of registrant as specified in its charter)

Florida	59-2971472
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)

4446-1A Hendricks Avenue, Suite 354

Jacksonville, Florida 32207

(Address of principal executive offices)

(904) 732-6100

(Registrant’s telephone number, including area code)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐ .

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such file). Yes ☒   No ☐ .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of August 9, 2023, 86,420,431 shares of the issuer’s common stock, $.01 par value, were outstanding.

PART I - FINANCIAL INFORMATION

ITEM 1. Financial Statements (Unaudited)

PARKERVISION, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except par value data)

	June 30, 2023	December 31, 2022
CURRENT ASSETS:
Cash and cash equivalents	$4,200	$109
Prepaid expenses	96	244
Other current assets	37	30
Total current assets	4,333	383

Intangible assets, net	1,191	1,359
Other assets, net	6	9
Total assets	$5,530	$1,751

CURRENT LIABILITIES:
Accounts payable	$785	$901
Accrued expenses:
Salaries and wages	26	23
Professional fees	79	79
Other accrued expenses	473	490
Related party note payable, current portion	131	139
Convertible notes, current portion	1,620	625
Total current liabilities	3,114	2,257

LONG-TERM LIABILITIES:
Secured contingent payment obligation	26,745	40,708
Unsecured contingent payment obligations	7,050	5,089
Convertible notes, net of current portion	3,418	3,913
Related party note payable, net of current portion	407	473
Total long-term liabilities	37,620	50,183
Total liabilities	40,734	52,440

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Common stock, $0.01 par value, 175,000 shares authorized, 85,510 and 81,246 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	855	812
Additional paid-in capital	392,618	391,724
Accumulated deficit	(428,677)	(443,225)
Total shareholders' deficit	(35,204)	(50,689)
Total liabilities and shareholders' deficit	$5,530	$1,751

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARKERVISION, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue	$-	$-	$25,000	$-
Cost of sales	(63)	(3)	(106)	(6)
Gross margin	(63)	(3)	24,894	(6)

Selling, general and administrative expenses	1,125	1,652	13,210	3,585
Total operating expenses	1,125	1,652	13,210	3,585

Other income	-	28	-	56
Interest expense	(107)	(72)	(213)	(134)
Change in fair value of contingent payment obligations	2,728	(2,699)	3,077	(397)
Total interest and other	2,621	(2,743)	2,864	(475)

Provision for income taxes	-	-	-	-

Net income (loss)	1,433	(4,398)	14,548	(4,066)

Other comprehensive income, net of tax	-	-	-	-

Comprehensive income (loss)	$1,433	$(4,398)	$14,548	$(4,066)

Earnings per common share
Basic	$0.02	$(0.06)	$0.17	$(0.05)
Diluted	$0.01	$(0.06)	$0.12	$(0.05)

Weighted average common shares outstanding
Basic	85,263	77,970	84,570	77,763
Diluted	120,061	77,970	119,700	77,763

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARKERVISION, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(UNAUDITED)

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total shareholders' deficit, beginning balances	$(36,877)	$(43,553)	$(50,689)	$(44,777)

Common stock
Beginning balances	845	778	812	770
Issuance of common stock and warrants in private offerings, net of issuance costs	-	-	8	-
Issuance of common stock upon exercise of options and warrants	-	-	1	5
Issuance of common stock and warrants for services	3	-	5	-
Issuance of common stock upon conversion and payment of interest-in-kind on convertible debt	7	4	27	7
Share-based compensation, net of shares withheld for taxes	-	-	2	-
Ending balances	855	782	855	782

Additional paid-in capital
Beginning balances	392,388	388,749	391,724	387,865
Issuance of common stock and warrants in private offerings, net of issuance costs	(14)	-	113	(18)
Issuance of common stock upon exercise of options and warrants	-	1	3	78
Issuance of common stock, warrants, and options for services	36	-	115	-
Issuance of common stock upon conversion and payment of interest-in-kind on convertible debt	79	52	349	131
Share-based compensation, net of shares withheld for taxes	129	745	314	1,491
Ending balances	392,618	389,547	392,618	389,547

Accumulated deficit
Beginning balances	(430,110)	(433,080)	(443,225)	(433,412)
Comprehensive income (loss) for the period	1,433	(4,398)	14,548	(4,066)
Ending balances	(428,677)	(437,478)	(428,677)	(437,478)

Total shareholders' deficit, ending balances	$(35,204)	$(47,149)	$(35,204)	$(47,149)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARKERVISION, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$14,548	$(4,066)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	131	163
Share-based compensation	316	1,491
(Gain) loss on changes in fair value of contingent payment obligations	(3,077)	397
Loss on disposal/impairment of equipment and other assets	41	64
Changes in operating assets and liabilities:
Prepaid expenses and other assets	261	213
Accounts payable and accrued expenses	48	210
Operating lease liabilities	(2)	(81)
Total adjustments	(2,282)	2,457
Net cash provided by (used in) operating activities	12,266	(1,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1)	(4)
Net cash used in investing activities	(1)	(4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (payments) from issuance of common stock in private offerings	121	(18)
Net proceeds from exercise of options and warrants	4	83
Net proceeds from debt financings	700	1,410
Proceeds from contingent payment obligation	5,000	-
Repayment of contingent payment obligation	(13,925)	-
Principal payments on long-term debt	(74)	(46)
Net cash (used in) provided by financing activities	(8,174)	1,429

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,091	(184)

CASH AND CASH EQUIVALENTS, beginning of period	109	1,030

CASH AND CASH EQUIVALENTS, end of period	$4,200	$846

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARKERVISION, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Description of Business

ParkerVision, Inc. and its wholly-owned German subsidiary, ParkerVision GmbH (collectively “ParkerVision”, “we” or the “Company”), is in the business of innovating fundamental wireless hardware technologies and products.

We have designed and developed proprietary radio frequency (“RF”) technologies and integrated circuits based on those technologies, and we license those technologies to others for use in wireless communication products.  We have expended significant financial and other resources to research and develop our RF technologies and to obtain patent protection for those technologies in the United States of America (“U.S.”) and certain foreign jurisdictions.  We believe certain patents protecting our proprietary technologies have been broadly infringed by others, and therefore the primary focus of our business plan is the enforcement of our intellectual property rights through patent licensing and infringement litigation efforts.  We currently have patent enforcement actions ongoing in various U.S. district courts against mobile handset, smart television and other WiFi product providers, as well as semiconductor suppliers, for the infringement of a number of our RF patents.  We have made significant investments in developing and protecting our technologies.

2. Liquidity and Going Concern

For the six months ended June 30, 2023, we recognized net income of approximately $14.5 million and cash flows from operations of approximately $12.3 million.  The net income and related cash flows is a result of revenue from a patent license and settlement agreement, net of contingent legal fees.  For the six months ended June 30, 2023, we made repayments of  $13.9 million on our secured contingent payment obligation and  $0.07 million on a related party note.  We received aggregate proceeds from new borrowings under our secured contingent payment obligation of $5.0 million and aggregate net proceeds from convertible debt and equity financings of approximately $0.8 million.  These proceeds will be used to support our operations.

At June 30, 2023, we had cash and cash equivalents of approximately $4.2 million and an accumulated deficit of approximately $428.7 million.  We believe our current capital resources are sufficient to meet our liquidity needs for at least the next twelve months and we will not be required to seek additional capital to support our current operating activities.

We expect to continue to invest in the support of our patent licensing and enforcement program.  A significant amount of future proceeds that we may receive from our patent licensing and enforcement program will be first utilized to repay borrowings and legal fees and expenses under our contingent funding arrangements.  The long-term continuation of our business plan is dependent upon the generation of sufficient cash flows from our technologies and/or products to offset expenses and debt obligations.  In the event that we do not generate sufficient cash flows, we will be required to obtain additional funding through public or private debt or equity financing or contingent fee arrangements and/or reduce operating costs.  Failure to generate sufficient cash flows, raise additional capital through debt or equity financings or contingent fee arrangements, and/or reduce operating costs will have a material adverse effect on our ability to meet our long-term liquidity needs and achieve our intended long-term business objectives.

3. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the period ended June 30, 2023 were prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X.  Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ending December 31, 2023, or future years.  All normal and recurring adjustments which, in the opinion of management, are necessary for a fair statement of the consolidated financial condition and results of operations have been included.

The year-end condensed consolidated balance sheet data was derived from audited financial statements for the year ended December 31, 2022.  Certain information and disclosures normally included in the notes to the annual financial statements prepared in accordance with GAAP have been omitted from these interim condensed consolidated financial statements.  These interim condensed consolidated financial statements should be read in conjunction with our latest Annual Report on Form 10-K for the year ended December 31, 2022 (“2022 Annual Report”).  Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

The condensed consolidated financial statements include the accounts of ParkerVision, Inc. and its wholly-owned German subsidiary, ParkerVision GmbH, after elimination of all intercompany transactions and accounts.

4. Accounting Policies

There have been no changes in accounting policies from those stated in our 2022 Annual Report.  We do not expect any newly effective accounting standards to have a material impact on our financial position, results of operations or cash flows when they become effective.

5. Revenue

We have an active monitoring and enforcement program with respect to our intellectual property rights that includes seeking appropriate compensation from third parties that utilize or have utilized our intellectual property without a license.  As a result, we may receive payments as part of a settlement or in the form of court-awarded damages for a patent infringement dispute.  We recognize such payments as revenue in accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers.”

We recognized $25.0 million of revenue during the six-month period ended June 30, 2023 from patent license and settlement agreements with third parties for their use of our technologies.  Our performance obligations were satisfied, and therefore revenue recognized, upon transfer of the licensed rights and dismissal of all patent enforcement actions between the parties.  No revenue was recognized during the three months ended June 30, 2023 or the three and six months ended June 30, 2022.

6. Earnings per Common Share

Basic earnings per common share is determined based on the weighted-average number of common shares outstanding during each period.  The dilutive effect of outstanding options and warrants is calculated using the treasury stock method.  The dilutive effect of shares underlying convertible notes was calculated using the if-converted method. The following table shows the computation of basic and diluted earnings per share for the three and six months ended June 30, 2023 and 2022 (net income and shares in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Numerator:
Net income (loss)	$1,433	$(4,398)	$14,548	$(4,066)
Effect of dilutive securities	102	-	202	-
Net income (loss) adjusted for dilutive effect	1,535	(4,398)	14,750	(4,066)

Denominator:
Weighted-average basic shares outstanding	85,263	77,970	84,570	77,763
Effect of dilutive securities	34,798	-	35,130	-
Weighted-average diluted shares	120,061	77,970	119,700	77,763

Basic earnings per share	$0.02	$(0.06)	$0.17	$(0.05)
Diluted earnings per share	$0.01	$(0.06)	$0.12	$(0.05)

Diluted earnings per common share for the three and six months ended June 30, 2023 and 2022 excludes options and warrants that are anti-dilutive.  The anti-dilutive common share equivalents at June 30, 2023 and 2022 were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Options outstanding	25,534	22,730	17,519	22,730
Warrants outstanding	10,346	10,346	7,346	10,346
Shares underlying convertible notes	-	30,753	-	30,753
	35,880	63,829	24,865	63,829

7. Prepaid Expenses

Prepaid expenses consist of the following (in thousands):

	June 30, 2023	December 31, 2022
Prepaid services	$46	$202
Prepaid insurance	25	25
Prepaid licenses, software tools and support	23	15
Other prepaid expenses	2	2
	$96	$244

Prepaid services at June 30, 2023 and December 31, 2022 include approximately $0.02 million and $0.2 million, respectively of consulting services paid in shares of stock or warrants to purchase shares of stock in the future.

8. Intangible Assets

Intangible assets consist of the following (in thousands):

	June 30, 2023	December 31, 2022
Patents and copyrights	$10,517	$14,319
Accumulated amortization	(9,326)	(12,960)
	$1,191	$1,359

9. Debt

Related Party Note Payable

We have an unsecured promissory note of approximately $0.5 million payable to Sterne, Kessler, Goldstein, & Fox, PLLC (“SKGF”), a related party, for outstanding unpaid fees for legal services.  The SKGF note, as amended from time to time, accrues interest at a rate of 4% per annum, requires monthly payments of principal and interest of $12,500 with a final balloon payment of approximately $0.02 million in April 2027.  We are currently in compliance with all the terms of the note.

Convertible Notes

Our convertible notes represent 5-year promissory notes that are convertible, at the holders’ option, into shares of our common stock at fixed conversion prices.  Interest payments are made on a quarterly basis and are payable, at our option, subject to certain equity conditions, in either cash, shares of our common stock, or a combination thereof.  The number of shares issued for interest is determined by dividing the interest payment amount by the closing price of our common stock on the trading day immediately prior to the scheduled interest payment date.  To date, all interest payments on the convertible notes have been made in shares of our common stock. We have recognized the convertible notes as debt in our condensed consolidated financial statements.

We have the option to prepay the majority of the notes, subject to a premium on the outstanding principal prepayment amount of 25% prior to the two-year anniversary of the note issuance date, 20% prior to the three-year anniversary of the note issuance date, 15% prior to the four-year anniversary of the note issuance date, or 10% thereafter.  The notes provide for events of default that include failure to pay principal or interest when due, breach of any of the representations, warranties, covenants or agreements made by us, events of liquidation or bankruptcy, and a change in control.  In the event of default, the interest rate increases to 12% per annum and the outstanding principal balance of the notes plus all accrued interest due may be declared immediately payable by the holders of a majority of the then outstanding principal balance of the notes.

For the six months ended June 30, 2023, convertible notes with a face value of $0.2 million were converted, at the option of the holder, into approximately 1.5 million shares of our common stock.  For the six months ended June 30, 2023, we recognized interest expense of approximately $0.2 million related to the contractual interest on our convertible notes which we elected to pay in shares of our common stock and issued approximately 1.2 million shares of our common stock as interest-in-kind payments.

In January 2023, we issued 5-year convertible notes with an aggregate face value of $0.7 million to accredited investors.  The notes have a conversion price of $0.16 per share.  The shares underlying the notes, as well as shares reserved for future in-kind interest payments on the notes, were registered on a registration statement that was declared effective on May 11, 2023 (File No. 333-271351).

Convertible notes payable at June 30, 2023 and December 31, 2022 consist of the following (in thousands):

				Principal Outstanding as of
				June 30,	December 31,
Description	Fixed Conversion Rate	Interest Rate	Maturity Date	2023	2022
Convertible notes dated September 10, 2018	$0.40	8.0%	September 7, 2023	$200	$200
Convertible note dated September 19, 2018	$0.57	8.0%	September 19, 2023	425	425
Convertible notes dated February/March 2019	$0.25	8.0%	February 28, 2024 to March 13, 2024	750	750
Convertible notes dated June/July 2019	$0.10	8.0%	June 7, 2024 to July 15, 2024	295	295
Convertible notes dated July 18, 2019	$0.08	7.5%	July 18, 2024	700	700
Convertible notes dated September 13, 2019	$0.10	8.0%	September 13, 2024	50	50
Convertible notes dated January 8, 2020	$0.13	8.0%	January 8, 2025 [1]	450	450
Convertible notes dated May-August 2022	$0.13	8.0%	May 10, 2027 to August 3, 2027	1,468	1,668
Convertible notes dated January 11, 2023	$0.16	9.0%	January [1]1, 2028 1	500	-
Convertible notes dated January 13, 2023	$0.16	9.0%	January 13, 2028	200	-
Total principal balance				5,038	4,538
Less current portion				1,620	625
				$3,418	$3,913

[1]	The maturity date may be extended by one-year increments for up to an additional ten years at the holders’ option at a reduced interest rate of 2%.

At June 30, 2023, we estimate our convertible notes have an aggregate fair value of approximately $3.9 million and would be categorized within Level 2 of the fair value hierarchy.

Secured Contingent Payment Obligation

The following table provides a reconciliation of our secured contingent payment obligation, measured at estimated fair market value, for the six months ended June 30, 2023 and the year ended December 31, 2022 (in thousands):

	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Secured contingent payment obligation, beginning of period	$40,708	$37,372
Borrowings	5,000	-
Repayments	(13,925)	-
Change in fair value	(5,038)	3,336
Secured contingent payment obligation, end of period	$26,745	$40,708

Our secured contingent payment obligation represents the estimated fair value of our repayment obligation to Brickell Key Investments, LP (“Brickell”) under a February 2016 funding agreement, as amended.  Brickell is entitled to priority payments of 100% of proceeds received by us from all patent-related actions, after deduction of legal contingent fees, until such time that Brickell has been repaid its remaining principal.  As of December 31, 2022, Brickell's remaining principal was approximately $14.7 million.  In May 2023, we repaid approximately $13.9 million of principal and borrowed an additional $5.0 million under the agreement, leaving $5.8 million in remaining outstanding principal.  After repayment of principal, Brickell is entitled to a portion of remaining proceeds received from all patent-related actions until such time that Brickell has been repaid its minimum return.  The minimum return is determined as a multiple of the funded amount that increases over time.  The estimated minimum return due to Brickell was approximately $46.8 million and $56.9 million as of June 30, 2023 and December 31, 2022, respectively.  In addition, Brickell may be entitled to a pro rata portion of proceeds from specified legal actions to the extent aggregate proceeds from those actions exceed the minimum return.  The range of potential proceeds payable to Brickell is discussed more fully in Note 10.  As of June 30, 2023, we are in compliance with our obligations under this agreement.

On August 14, 2023, our funding agreement with Brickell was replaced with a secured, non-recourse note and a prepaid forward purchase agreement (see Note 16).  The economics of the new agreements are substantively the same as the prior funding agreement, but for a lower simple interest rate.

We have elected to measure our secured contingent payment obligation at its estimated fair value based on probability-weighted estimated cash outflows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods (see Note 10).  The secured contingent payment obligation is remeasured to fair value at each reporting period with changes recorded in the condensed consolidated statements of comprehensive income (loss) until the contingency is resolved.

Unsecured Contingent Payment Obligations

The following table provides a reconciliation of our unsecured contingent payment obligations, measured at estimated fair market value, for the six months ended June 30, 2023 and the year ended December 31, 2022 (in thousands):

	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Unsecured contingent payment obligations, beginning of period	$5,089	$5,691
Change in fair value	1,961	(602)
Unsecured contingent payment obligations, end of period	$7,050	$5,089

Our unsecured contingent payment obligations represent amounts payable to others from future patent-related proceeds including (i) a termination fee due to a litigation funder and (ii) contingent payment rights issued to accredited investors in connection with equity financings (“CPRs”).  We have elected to measure these unsecured contingent payment obligations at their estimated fair value based on probability-weighted estimated cash outflows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods.  The unsecured contingent payment obligations will be remeasured to fair value at each reporting period with changes recorded in the condensed consolidated statements of comprehensive loss until the contingency is resolved (see Note 10).

10. Fair Value Measurements

The following tables summarize the fair value of our contingent payment obligations measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022 (in thousands):

		Fair Value Measurements
	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2023:
Liabilities:
Secured contingent payment obligation	$26,745	$-	$-	$26,745
Unsecured contingent payment obligations	7,050	-	-	7,050

		Fair Value Measurements
	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022:
Liabilities:
Secured contingent payment obligation	$40,708	$-	$-	$40,708
Unsecured contingent payment obligations	5,089	-	-	5,089

The fair values of our secured and unsecured contingent payment obligations were estimated using a probability-weighted income approach based on various cash flow scenarios as to the outcome of patent-related actions both in terms of timing and amount, discounted to present value using a risk-adjusted rate.  We used a risk-adjusted discount rate of 18.68% at June 30, 2023, based on a risk-free rate of 4.68% as adjusted by 8% for credit risk and 6% for litigation inherent risk.

The following table provides quantitative information about the significant unobservable inputs used in the measurement of fair value for both the secured and unsecured contingent payment obligations at June 30, 2023, including the lowest and highest undiscounted payout scenarios as well as a weighted average payout scenario based on relative undiscounted fair value of each cash flow scenario.

	Secured Contingent Payment Obligation			Unsecured Contingent Payment Obligations
Unobservable Inputs	Low	Weighted Average	High	Low	Weighted Average	High

Estimated undiscounted cash outflows (in millions)	$-	$42.4	$80.5	$-	$9.7	$10.8
Duration (in years)	0.5	2.7	4.0	0.5	1.8	4.0
Estimated probabilities	5%	20%	35%	5%	22%	35%

We evaluate the estimates and assumptions used in determining the fair value of our contingent payment obligations each reporting period and make any adjustments prospectively based on those evaluations.  Changes in any of these Level 3 inputs could result in a significantly higher or lower fair value measurement.

11. Legal Proceedings

From time to time, we are subject to legal proceedings and claims which arise in the ordinary course of our business.  These proceedings include patent enforcement actions initiated by us against others for the infringement of our technologies, as well as proceedings brought by others against us at the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office (“PTAB”) in an attempt to invalidate certain of our patent claims.

The majority of our litigation, including our PTAB proceedings, is being paid for through contingency fee arrangements with our litigation counsel as well as third-party litigation financing.  In general, litigation counsel is entitled to recoup on a priority basis, from litigation proceeds, any out-of-pocket expenses incurred.  Following reimbursement of out-of-pocket expenses, litigation counsel is generally entitled to a percentage of remaining proceeds based on the terms of the specific arrangement between us, counsel and our third-party litigation funder.

ParkerVision v. Qualcomm (Middle District of Florida-Orlando Division) - Appealed to U.S. Court of Appeals for the Federal Circuit

We have appealed certain March 2022 rulings by the Middle District of Florida in our patent infringement complaint against Qualcomm Incorporated and Qualcomm Atheros, Inc. (collectively “Qualcomm”).  Appellate court briefs have been filed by both parties and we are awaiting a hearing date in this matter.

The patent infringement case was filed in the Middle District of Florida in May 2014.  The case was stayed in February 2016 pending decisions in other cases, including the appeal of a PTAB proceeding with regard to U.S. patent 6,091,940 ("the '940 Patent") asserted in this case.  In March 2017, the PTAB ruled in our favor on three of the six petitions (the method claims), ruled in Qualcomm's favor on two of the six petitions (the apparatus claims) and issued a split decision on the claims covered in the sixth petition.  In September 2018, the Federal Circuit upheld the PTAB's decision with regard to the '940 Patent and, in January 2019, the court lifted the stay in this case.  In July 2019, the court issued an order that granted our proposed selection of patent claims from four asserted patents, including the '940 Patent, and denied Qualcomm's request to limit the claims and patents.  The court also agreed that we may elect to pursue accused products that were at issue at the time the case was stayed, as well as new products that were released by Qualcomm during the pendency of the stay.  In September 2019, Qualcomm filed a motion for partial summary judgment in an attempt to exclude certain patents from the case, including the '940 Patent.  The court denied this motion in January 2020.

In April 2020, the court issued its claim construction order in which the court adopted our proposed construction for seven of the ten disputed terms and adopted slightly modified versions of our proposed construction for the remaining terms.  Due to the impact of COVID-19, a number of the scheduled deadlines in this case were moved, including the trial commencement date which was rescheduled from December 2020 to May 2021.  In October 2020, our damages expert submitted a report supporting our damages ask of $1.3 billion for Qualcomm's unauthorized use of our technology.  Such amount excludes additional amounts requested by us for interest and enhanced damages for willful infringement.  Ultimately, the amount of damages, if any, will be determined by the court.  Discovery was expected to close in December 2020; however, the court allowed us to designate a substitute expert due to medical issues with one of our experts in the case.  Accordingly, the close of discovery was delayed until January 2021.  As a result of these delays, the court rescheduled the trial commencement date from May 3, 2021 to July 6, 2021.

In March 2021, the court further delayed the trial date citing backlog due to the pandemic, among other factors.  A new trial date was not set and the court indicated the case was unlikely to be tried before November or December 2021.  Fact and expert discovery was completed, expert reports were submitted, and summary judgment and Daubert briefings were submitted by the parties.  Joint pre-trial statements were submitted in May 2021.  In March 2021, the court granted Qualcomm's motion to strike certain of our 2020 infringement contentions.  As a result of this ruling, in July 2021, we filed a joint motion for entry of a judgment of non-infringement of our Patent No. 7,865,177 ("the '177 Patent"), subject to appeal.

In January 2022, the court held a hearing to allow the parties to present their respective positions on three outstanding motions.  The court indicated that upon its ruling on these motions, a pre-trial conference would be scheduled and a trial date set.  On March 9, 2022, the court ruled with respect to one of these motions granting Qualcomm’s motion to strike and exclude opinions regarding the alleged infringement and validity issues.  This court order precluded the presentation of infringement and validity opinions by both of our experts at trial. On March 22, 2022, the court issued an order granting Qualcomm’s motion for summary judgment ruling that Qualcomm does not infringe the remaining three patents in this case.  On April 20, 2022, we filed a notice of appeal to the United States Court of Appeals for the Federal Circuit.  As a result of the court’s summary judgment motion in favor of Qualcomm, Qualcomm has the right to petition the court for its fees and costs.  The court has granted a Qualcomm motion to delay such a petition until 30 days following the appellate court’s decision.  We are represented in this case on a full contingency fee basis.

ParkerVision v. Apple and Qualcomm (Middle District of Florida-Jacksonville Division)

In December 2015, we filed a patent infringement complaint in the Middle District of Florida against Apple Inc. (“Apple”), LG Electronics, Inc., LG Electronics U.S.A., Inc. and LG Electronics MobileComm U.S.A., Inc. (collectively “LG”), Samsung Electronics Co. Ltd., Samsung Electronics America, Inc., Samsung Telecommunications America LLC, and Samsung Semiconductor, Inc. (collectively “Samsung”), and Qualcomm alleging infringement of four of our patents.  In February 2016, the district court proceedings were stayed pending resolution of a corresponding case filed at the International Trade Commission (“ITC”).  In July 2016, we entered into a patent license and settlement agreement with Samsung and, as a result, Samsung was dismissed from the district court action.  In March 2017, we filed a motion to terminate the ITC proceedings and a corresponding motion to lift the stay in the district court case. This motion was granted in May 2017. In July 2017, we filed a motion to dismiss LG from the district court case and re-filed our claims against LG in the District of New Jersey (see ParkerVision v. LG below).  Also in July 2017, Qualcomm filed a motion to change venue to the Southern District of California, and Apple filed a motion to dismiss for improper venue. In March 2018, the district court ruled against the Qualcomm and Apple motions. The parties also filed a joint motion in March 2018 to eliminate three of the four patents in the case in order to expedite proceedings leaving our U.S. patent 9,118,528 as the only remaining patent in this case.  A claim construction hearing was held on August 31, 2018. In July 2019, the court issued its claim construction order in which the court adopted our proposed claim construction for two of the six terms and the “plain and ordinary meaning” on the remaining terms. In addition, the court denied a motion filed by Apple for summary judgment.  Fact discovery has closed in this case and a jury trial was scheduled to begin in August 2020.  In March 2020, as a result of the impact of COVID-19, the parties filed a motion requesting an extension of certain deadlines in the case.  In April 2020, the court stayed this proceeding pending the outcome of the infringement case against Qualcomm in the Orlando Division of the Middle District of Florida, which is currently pending an appeal.

ParkerVision v. LG (District of New Jersey)

In July 2017, we filed a patent infringement complaint in the District of New Jersey against LG for the alleged infringement of the same four patents previously asserted against LG in the Middle District of Florida (see ParkerVision v. Apple and Qualcomm above). We elected to dismiss the case in the Middle District of Florida and re-file in New Jersey as a result of a Supreme Court ruling regarding proper venue. In March 2018, the court stayed this case pending a final decision in ParkerVision v. Apple and Qualcomm in the Middle District of Florida. As part of this stay, LG has agreed to be bound by the final claim construction decision in that case.

ParkerVision v. Intel (Western District of Texas)

In February 2020, we filed a patent infringement complaint in the Western District of Texas against Intel Corporation (“Intel”) alleging infringement of eight of our patents. The complaint was amended in May 2020 to add two additional patents. In June 2020, we requested that one of the patents be dropped from this case and filed a second case in the Western District of Texas that included this dismissed patent (see ParkerVision v. Intel II below). Intel’s response to our complaint was filed in June 2020 denying infringement and claiming invalidity of the patents. Intel also filed a motion to transfer venue which was denied by the court.  In July 2020 and September 2020, Intel filed petitions for Inter Partes Review (“IPR”) against two of the patents in this case and in January 2021, the PTAB instituted proceedings with regard to these two petitions (see Intel v. ParkerVision (PTAB) below).

The court issued its claim construction ruling in January 2021 in which the majority of the claims were decided in our favor.  The case was scheduled for trial beginning February 7, 2022.  In April 2021, we filed an amended complaint to include additional Intel semiconductors and products, including WiFi devices, to the complaint.  The court suggested that, given the number of patents at issue, the case would be separated into two trials and, as a result of the added products, the first trial date was scheduled for June 2022.

In January 2022, the PTAB issued its ruling on the IPRs (see Intel v. ParkerVision (PTAB) below).  In February 2022, the parties filed a joint motion with respect to both Intel cases whereby the first case would be narrowed to six total patents asserted against Intel cellular products.  These same six patents would be also asserted in the second Intel case, along with one additional patent from the second case, against Intel WiFi and Bluetooth products.  As a result of the restructuring of the two cases, the trial date was moved to October 2022.  In March 2022, due to discovery delays, the court agreed to move the trial commencement date to December 5, 2022.  In March 2022, Intel filed a motion requesting further claim construction which we opposed and the court denied.  In May 2022, we filed a motion to amend our complaint to add willful infringement based on information obtained during discovery.  The court granted this motion in June 2022 and we filed an amended complaint. As a result of additional discovery allowed by the court, the trial date was rescheduled from December 5, 2022 to February 6, 2023.

Beginning in November 2022, the parties filed a number of pre-trial motions.  The court held hearings on these pre-trial motions in January 2023.  The court issued its written orders with regard to these motions immediately prior to the February 6, 2023 trial start date.  As a result of the court's pre-trial rulings, the potential damages in the case decreased significantly.  On February 7, 2023, the parties resolved their outstanding dispute and we have dismissed all pending actions against Intel.

ParkerVision v. Intel II (Western District of Texas)

In June 2020, to reduce the number of claims in ParkerVision v. Intel, we filed a second patent infringement complaint in the Western District of Texas against Intel that included one patent that we voluntarily dismissed from the original case.  In July 2020, we amended our complaint adding two more patents to the case.  Intel responded to the complaint denying infringement and claiming invalidity of the patents.  In January 2021, Intel filed a petition for IPR against one of the patents in this case and in July 2021, the PTAB instituted proceedings with regard to this petition (see Intel v. ParkerVision (PTAB) below).  We filed an amended complaint in 2021 adding Intel WiFi and Bluetooth products to the case.  Two claim construction hearings were held in June 2021 and July 2021 and the court’s claim construction ruling was largely decided in our favor.  The case was scheduled for trial in October 2022.  In February 2022, the parties filed a joint motion which provided that the Intel II case would assert the same six patents from the first Intel case, provided none of the patents were invalidated in the first case, as well as one additional patent, depending on the outcome of the pending IPR proceeding.  On February 7, 2023, the parties resolved their outstanding dispute and we have dismissed all pending actions against Intel.

Intel v. ParkerVision (PTAB)

Intel filed IPR petitions against U.S. patent 7,539,474 (“the ‘474 Patent”) and U.S. patent 7,110,444 (“the ‘444 Patent”) which were both asserted in ParkerVision v. Intel.  Intel also filed a petition for IPR against U.S. patent 8,190,108 (“the ‘108 Patent”), which is asserted in ParkerVision v. Intel II. In January 2021, the PTAB issued its decision to institute IPR proceedings for the ‘444 Patent and the ‘474 Patent.  An oral hearing was held on November 1, 2021 and final decisions from the PTAB on the ‘474 Patent and the ‘444 Patent were issued in January 2022.  The PTAB ruled against us with respect to the single challenged claim of the ’444 Patent and ruled in our favor with respect to the seven challenged claims of the ‘474 Patent.  The ‘444 Patent was subsequently been excluded from the narrowed claims asserted in ParkerVision v. Intel.  In July 2022, we appealed the PTAB decision on the '444 Patent to the Federal Circuit. Following the parties' resolution of outstanding disputes (see ParkerVision v. Intel above), Intel withdrew as a party to these appeals. The U.S. Patent and Trademark Office ("USPTO") exercised its right to intervene following Intel's withdrawal and defend the PTAB's decisions.  A hearing was held on August 9, 2023, although a decision has not yet been issued by the Federal Circuit.

In July 2021, the PTAB issued its decision to institute IPR proceedings for the ‘108 Patent.  We filed our response to this petition in October 2021 and an oral hearing was scheduled for April 2022.  A final decision from the PTAB was issued in June 2022 in which the PTAB ruled against us with respect to all of the challenged claims of the ‘108 Patent.  We filed a notice of appeal with the Federal Circuit with respect to this IPR decision.  Following the parties' resolution of outstanding disputes (see ParkerVision v. Intel above), Intel withdrew as a party to these appeals. The U.S. Patent and Trademark Office ("USPTO") has exercised its right to intervene following Intel's withdrawal and defend the PTAB's decisions.

Additional Patent Infringement Cases – Western District of Texas

ParkerVision filed a number of additional patent cases in the Western District of Texas in 2020 including cases against (i) TCL Industries Holdings Co., Ltd, a Chinese company, TCL Electronics Holdings Ltd., Shenzhen TCL New Technology Co., Ltd, TCL King Electrical Appliances (Huizhou) Co., Ltd., TCL Moka Int’l Ltd. and TCL Moka Manufacturing S.A. DE C.V. (collectively “TCL”), (ii) Hisense Co., Ltd. and Hisense Visual Technology Co., Ltd (collectively “Hisense”), a Chinese company, (iii) Buffalo Inc., a Japanese company (“Buffalo”) and (iv) Zyxel Communications Corporation, a Chinese multinational electronics company headquartered in Taiwan, (“Zyxel”).  Each case alleges infringement of the same ten patents by products that incorporate modules containing certain WiFi semiconductors manufactured by Realtek and/or MediaTek.  In May 2021, a case alleging infringement of the same ten patents was filed against LG Electronics, a South Korean company ("LGE").  Each of the defendants have filed responses denying infringement and claiming invalidity of the patents, among other defenses.  A second case was filed against Hisense in June 2021 alleging infringement of two additional patents and a second case was filed against TCL in November 2022 alleging infringement of the same two additional patents.

In November 2022, patent infringement actions were also filed against Taiwanese companies, Realtek Semiconductor Corp. ("Realtek") and MediaTek Inc. and MediaTek USA Inc. (collectively, "MediaTek") for infringement of four U.S. patents that are included in other Texas cases.  In June 2023, patent infringement actions were filed against Texas Instruments and NXP Semiconductors in the Western District of Texas, each for infringement of three U.S. patents.

We dismissed the actions against Buffalo and Zyxel in 2021 following satisfaction of the parties' obligations under patent license and settlement agreements.  In November 2022, we dismissed the two cases against Hisense following satisfaction of the parties' obligations under a patent license and settlement agreement.

The court has issued claim construction recommendations for the TCL and LGE cases, in which nearly all of the claim terms were decided in our favor.  In November 2022, the PTAB issued its written decision in two IPRs asserted by TCL and LGE against two of the patents asserted against them (see TCL, et. al. v. ParkerVision (PTAB) below.

In January 2023, the cases against TCL were stayed pending final resolution of the Realtek case that was filed in November 2022.  In addition, in February 2023, the case against LGE was stayed pending final resolution of the cases against Realtek and MediaTek and the outstanding IPR actions to which LGE is a party.

TCL, et. al. v. ParkerVision (PTAB)

In May 2021, TCL, along with Hisense, filed petitions for IPR against U.S. patent 7,292,835 (“the ‘835 Patent”) and the ‘444 Patent, both of which are asserted in the infringement cases against these parties in the Western District of Texas.  In November 2021, the PTAB issued its decision to implement IPR proceedings for these two patents.  In December 2021, LGE filed nearly identical petitions against the same two patents along with a joinder motion requesting to join the existing petitions filed by TCL and Hisense.  In April 2022, the PTAB granted LGE’s joinder motion.  Oral hearings for these IPRs were held in September 2022.  As part of a patent license and settlement agreement entered into with Hisense in November 2022, Hisense withdrew its participation in these IPR proceedings.  In November 2022, the PTAB issued its written decision ruling that the challenged claims for both patents were unpatentable.  We have appealed these decisions.

12. Stock Authorization and Issuance

Stock Issuances

Private Placements with Accredited Investors

In January 2023, we entered into securities purchase agreements with accredited investors for the sale of an aggregate of 843,750 shares of our common stock at a price of $0.16 per share for aggregate proceeds of $0.14 million, including 62,500 shares to Sanford Litvack, a member of our Board of Directors.  The shares were registered for resale on a registration statement that was declared effective on May 11, 2023 (File No. 333-271351).

Payment for Services

In April 2023, we issued 250,000 shares of our common stock, valued at approximately $30,000 under a short-term advisory services agreement.  We have no obligation to register the shares.

Common Stock Warrants

As of June 30, 2023, we had outstanding warrants for the purchase of up to 10.3 million shares of our common stock.  The estimated grant date fair value of these warrants of $3.2 million is included in additional paid-in capital in our condensed consolidated balance sheets.  As of June 30, 2023, our outstanding warrants have an average exercise price of $0.75 per share and a weighted average remaining life of approximately 1.6 years.

13. Share-Based Compensation

There has been no material change in the assumptions used to compute the fair value of our equity awards, nor in the method used to account for share-based compensation from those stated in our 2022 Annual Report.

For the six months ended June 30, 2023 and 2022, we recognized share-based compensation expense of approximately $0.3 million and $1.5 million, respectively.  Share-based compensation is included in selling, general and administrative expenses in the accompanying condensed consolidated statements of comprehensive income (loss).  As of June 30, 2023, there was $0.2 million of total unrecognized compensation cost related to all non-vested share-based compensation awards.  The cost is expected to be recognized over a weighted-average remaining life of approximately 1 year.

14. Income Taxes

The Company's effective income tax rate was 0.0% for each of the three and six months ended June 30, 2023 and 2022.  The 0.0% effective rate for 2023 is due to NOL carryforwards not previously recognized as a tax benefit that we expect to be able to utilize in the current year to offset income tax expense related to current period income.

15. Related Party Transactions

On January 13, 2023, we sold 62,500 shares of our common stock to Sanford Litvack, one of our directors since October 2022, at $0.16 per share in a private placement transaction (see Note 12).

16. Subsequent Events

On August 14, 2023, we entered into a secured, non-recourse promissory note (the "Note") and a prepaid forward purchase agreement ("PPFPA") with Brickell.  The Note, together with the PPFPA, supersedes and replaces the prior Claims Proceeds Investment Agreement dated February 24, 2016, and related amendments and letter agreements thereto, between the parties.

The Note has a face value of $45.5 million, accrues simple interest, and matures on August 14, 2028.  Payments under the Note will be made solely from proceeds form our patent assets, net of contingent fees payable to attorneys ("Distributions").  We are obligated to pay one hundred percent (100%) of the first $5.8 million in Distributions to Brickell, and thereafter will pay a percentage of Distributions, which vary depending upon the origin of the Distributions, until the Note and accrued interest thereon has been repaid in full.  If the amounts payable to Brickell from Distributions are insufficient to repay the face value and interest accrued on the Note by the matruity date, our remaining repayment obligations under the Note will be reduced to zero. The Note is secured by our patent assets and related proceeds and contains standard and customary representations, warranties and covenants.  The Note contains events of default including, but not limited to, (a) failure to pay principal or interest on the Note when due; (b) breach of representations or covenants, (c) impairment in the perfection or priority of Brickell's security interests in the collateral, and (d) bankruptcy or dissolution of the Company.  In the event of a default, the outstanding principal and accrued interest on the Note will become immediately due and payable.

The PPFPA extends beyond the maturity date of the Note and provides that Brickell is entitled to a specified percentage of monetary recoveries resulting from our patent-related actions to the extent not already paid to Brickell under the Note or otherwise prior to the inception of the Note.  The PPFPA also contains standard and customary respresentations, warranties and covenants.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

We believe that it is important to communicate our future expectations to our shareholders and to the public.  This quarterly report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, including, in particular, statements about our future plans, objectives, and expectations contained in this Item.  When used in this quarterly report and in future filings by us with the Securities and Exchange Commission (“SEC”), the words or phrases “expects”, “will likely result”, “will continue”, “is anticipated”, “estimated” or similar expressions are intended to identify “forward-looking statements.”  Readers are cautioned not to place undue reliance on such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected, including the risks and uncertainties identified in our annual report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) and in this Item 2 of Part I of this quarterly report.  Examples of such risks and uncertainties include general economic and business conditions, competition, unexpected changes in technologies and technological advances, the timely development and commercial acceptance of new products and technologies, reliance on key suppliers, reliance on our intellectual property, the outcome of our intellectual property litigation and the ability to obtain adequate financing in the future.  We have no obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

Corporate Website

We announce investor information, including news and commentary about our business, financial performance and related matters, SEC filings, notices of investor events, and our press and earnings releases, in the investor relations section of our website (http://ir.parkervision.com).  Additionally, if applicable, we webcast our earnings calls and certain events we participate in or host with members of the investment community in the investor relations section of our website.  Investors and others can receive notifications of new information posted in the investor relations section in real time by signing up for email alerts and/or RSS feeds. Further corporate governance information, including our governance guidelines, board of directors (“Board”) committee charters, and code of conduct, is also available in the investor relations section of our website under the heading “Corporate Governance.”  The content of our website is not incorporated by reference into this Quarterly Report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Overview

We have invented and developed proprietary radio frequency (“RF”) technologies and integrated circuits based on those technologies, and we license those technologies to third parties for use in wireless communication products.  We have expended significant financial and other resources to research and develop our RF technologies and to obtain patent protection for those technologies in the United States of America (“U.S.”) and certain foreign jurisdictions.  We believe certain patents protecting our proprietary technologies have been broadly infringed by others and therefore the primary focus of our business plan is the enforcement of our intellectual property rights through patent licensing and infringement litigation efforts.  We currently have patent enforcement actions ongoing in various U.S. district courts against mobile handset, smart television, and other WiFi product providers, as well as semiconductor suppliers, for the infringement of several of our RF patents.  We have made significant investments in developing and protecting our technologies, the returns on which are dependent upon the generation of future revenues for realization.

Recent Events

Legal Proceedings

In February 2023, we entered into a confidential patent license and settlement agreement and in March 2023, we received a payment of $25 million with respect thereto.  These proceeds were fully utilized for repayment of contingent legal fees and expenses and outstanding principal on our contingent payment obligation with Brickell (see “Brickell Agreement” below).

In February 2023, we dismissed our two patent enforcement actions against Intel Corporation.  Refer to Note 11 to our unaudited condensed consolidated financial statements included in this quarterly report for a complete discussion of our patent enforcement proceedings.

Brickell Agreement

We repaid Brickell $13.9 million in May 2023 from our patent licensing and settlement proceeds.  On May 4, 2023, we entered into a confidential letter agreement with Brickell whereby Brickell provided $5.0 million in new funding to us on substantially similar repayment terms as those set forth in our existing contingent payment agreement, but at a lower interest rate.  The new funding will be used for operations.  On August 14, 2023, our funding agreement with Brickell was replaced with a secured, non-recourse note and a prepaid forward purchase agreement.  The economics of the new agreements are substantively the same as the prior funding agreement, but for a lower simple interest rate.

Liquidity and Capital Resources

We generated cash from operations of approximately $12.3 million for the six months ended June 30, 2023 and used cash for operations of $1.6 million for the six months ended June 30, 2022.  The increase in cash generated from operations from 2022 to 2023 is primarily due to proceeds received from the patent license and settlement agreement entered into in February 2023, net of contingent legal fees and expenses paid.

We made repayments of  $13.9 million on our secured contingent payment obligation during the six months ended June 30, 2023,  and repaid approximately $0.07 million and $0.05 in related party debt obligations during the six months ended June 30, 2023 and 2022, respectively. For the six months ended June 30, 2023, we received aggregate proceeds from new borrowings under our secured contingent payment obligation of $5.0 million and aggregate net proceeds from issuance of convertible debt, equity financings and option exercises of approximately $0.8 million, compared to approximately $1.5 million in proceeds from issuance of convertible debt, equity financings and option exercises for the six months ended June 30, 2022.

At June 30, 2023, we had cash and cash equivalents of approximately $4.2 million. We believe our current capital resources are sufficient to meet our liquidity needs for at least the next twelve months and we will not be required to seek additional capital to support our current operating activities.

We expect to continue to invest in the support of our patent licensing and enforcement program. A significant amount of future proceeds that we may receive from our patent licensing and enforcement program will be first utilized to repay borrowings and legal fees and expenses under our contingent funding arrangements.  The long-term continuation of our business plan is dependent upon the generation of sufficient cash flows from our technologies and/or products to offset expenses and debt obligations.  In the event that we do not generate sufficient cash flows, we will be required to obtain additional funding through public or private debt or equity financing or contingent fee arrangements and/or reduce operating costs.  Failure to generate sufficient cash flows, raise additional capital through debt or equity financings or contingent fee arrangements, and/or reduce operating costs will have a material adverse effect on our ability to meet our long-term liquidity needs and achieve our intended long-term business objectives.

Financial Condition

Our working capital increased approximately $3.1 million from December 31, 2022 to June 30, 2023.  This increase in working capital is primarily the result of a $4.1 million increase in cash and cash equivalents resulting from new borrowings under our secured contingent payment obligation,  partially offset by an increase in current liabilities from the reclassification of an additional $1.0 million of convertible notes that mature in the first six months of 2024 from long-term to current liabilities.

Our long-term liabilities decreased $12.6 million from December 31, 2022 to June 30, 2023, primarily due to a $13.9 million repayment on our secured contingent payment obligation, a $3.1 million decrease in the fair value of our contingent payment obligations, the reclassification of an additional $1.0 million of convertible notes due in February, March and June 2024 from long-term to current liabilities, and the conversion of $0.2 million in convertible notes by the holder, offset by $5.0 million of new borrowings under our secured contingent payment obligation and the issuance of $0.7 million of new five-year convertible notes.

Results of Operations for the Three and Six Months Ended June 30, 2023 and 2022

Revenue and Cost of Sales

We reported no licensing revenue for the three and six months ended June 30, 2022 and the three months ended June 30, 2023. Licensing revenue was $25.0 million for the six months ended June 30, 2023, resulting from a patent license and settlement agreement entered into in February 2023.  The parties' performance obligations were met in February 2023 and we recognized revenue at that time.  Cost of sales for the three and six months ended June 30, 2023 and 2022 consists of amortization expense related to the patents covered under license agreements.  Although we anticipate additional revenue to result in 2023 and beyond from our patent enforcement actions, the amount and timing is highly unpredictable and there can be no assurance that we will achieve our anticipated results.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses consist primarily of litigation fees and expenses, personnel and related costs, including share-based compensation, for executive, Board, finance and accounting and technical support personnel for our patent enforcement program, and costs incurred for insurance and outside professional fees for accounting, legal and business consulting services.

Our selling, general and administrative expenses decreased by approximately $0.5 million, or 31.9%, during the three months ended June 30, 2023 when compared to the same period in 2022.  This is primarily the result of a $0.6 million decrease in share-based compensation.

Our selling, general and administrative expenses increased by approximately $9.6 million, or 268.5%, during the six months ended June 30, 2023 when compared to the same period in 2022.  This is primarily the result of a $10.7 million increase in litigation fees and expenses and is partially offset by a $1.2 million decrease in share-based compensation.

The decrease in our share-based compensation for the three and six months ended June 30, 2023 is the result of share-based compensation expense attributed to restricted stock units and nonqualified stock options awarded to executives, key employees and non-employee directors in 2020 and 2021 being fully recognized as of December 31, 2022.  As of June 30, 2023, we had $0.2 million of total unrecognized compensation cost related to all non-vested share-based compensation awards that is expected to be recognized over a period of approximately one year.

The increase in litigation fees and expenses is the result of contingent legal fees and expenses recognized in 2023 in conjunction with the confidential patent license and settlement agreement reached in February 2023.

Change in Fair Value of Contingent Payment Obligations

We have elected to measure our secured and unsecured contingent payment obligations at fair value which is based on significant unobservable inputs. We estimated the fair value of our secured contingent payment obligations using a probability-weighted income approach based on the estimated present value of projected future cash outflows using a risk-adjusted discount rate. Increases or decreases in the significant unobservable inputs could result in significant increases or decreases in fair value. Generally, changes in fair value are a result of changes in estimated amounts and timing of projected future cash flows due to increases in funded amounts, passage of time, and changes in the probabilities based on the status of the funded actions.

For the three and six months ended June 30, 2023, we recorded an aggregate decrease in the fair value of our secured and unsecured contingent payment obligations of approximately $2.7 million and $3.1 million, respectively, compared to an aggregate increase in the fair value of our secured and unsecured contingent payment obligations of $2.7 million and $0.4 million, respectively for the three and six months ended June 30, 2022.  The change in fair value for the three and six months ended June 30, 2023 was primarily the result of changes in the estimated amounts and timing of projected future cash flows due to changes in probabilities and time frames based on the status of various patent infringement actions. The increase in fair value for the three and six months ended June 30, 2022 was primarily the result of decreasing interest rates.

Off-Balance Sheet Transactions, Arrangements and Other Relationships

As of June 30, 2023, we had outstanding warrants to purchase approximately 10.3 million shares of our common stock. The estimated grant date fair value of these warrants of approximately $3.2 million is included in shareholders’ deficit in our condensed consolidated balance sheets.  The outstanding warrants have a weighted average exercise price of $0.75 per share and a weighted average remaining life of approximately 1.6 years.

Critical Accounting Policies

There have been no changes in accounting policies from those stated in our 2022 Annual Report.  We do not expect any newly effective accounting standards to have a material impact on our financial position, results of operations or cash flows when they become effective.

ITEM 3. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

ITEM 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of June 30, 2023, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our “disclosure controls and procedures,” as defined in Rule 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of June 30, 2023.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. Legal Proceedings.

Reference is made to the section entitled “Legal Proceedings” in Note 11 to our unaudited condensed consolidated financial statements included in this quarterly report for a discussion of current legal proceedings, which discussion is incorporated herein by reference.

ITEM 1A. Risk Factors.

There have been no material changes from the risk factors disclosed in Item 1A of Part I of our Annual Report. In addition to the information in this quarterly report, the risk factors disclosed in our Annual Report should be carefully considered in evaluating our business because such factors may have a significant impact on our business, operating results, liquidity and financial condition.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds.

In April 2023, we issued 250,000 unregistered shares of our common stock, valued at approximately $30,000, to a third-party as payment for services under a short-term advisory services agreement.  We have no obligation to register the shares.

ITEM 3. Defaults Upon Senior Securities.

None.

ITEM 4. Mine Safety Disclosures.

Not applicable.

ITEM 5. Other Information.

On August 14, 2023, we entered into a secured, non-recourse promissory note (the "Note") and a prepaid forward purchase agreement ("PPFPA") with Brickell Key Investments ("Brickell").  The Note, together with the PPFPA, supersedes and replaces the prior Claims Proceeds Investment Agreement dated February 24, 2016, and related amendments and letter agreements thereto, between the parties.

The Note has a face value of $45.5 million, accrues simple interest, and matures on August 14, 2028.  Payments under the Note will be made solely from proceeds form our patent assets, net of contingent fees payable to attorneys ("Distributions").  We are obligated to pay one hundred percent (100%) of the first $5.8 million in Distributions to Brickell, and thereafter will pay a percentage of Distributions, which vary depending upon the origin of the Distributions, until the Note and accrued interest thereon has been repaid in full.  If the amounts payable to Brickell from Distributions are insufficient to repay the face value and interest accrued on the Note by the matruity date, our remaining repayment obligations under the Note will be reduced to zero. The Note is secured by our patent assets and related proceeds and contains standard and customary representations, warranties and covenants.  The Note contains events of default including, but not limited to, (a) failure to pay principal or interest on the Note when due; (b) breach of representations or covenants, (c) impairment in the perfection or priority of Brickell's security interests in the collateral, and (d) bankruptcy or dissolution of the Company.  In the event of a default, the outstanding principal and accrued interest on the Note will become immediately due and payable.

The PPFPA extends beyond the maturity date of the Note and provides that Brickell is entitled to a specified percentage of monetary recoveries resulting from our patent-related actions to the extent not already paid to Brickell under the Note or otherwise prior to the inception of the Note.  The PPFPA also contains standard and customary respresentations, warranties and covenants.

The foregoing information is furnished in response to Items 1.01 and 2.03 of Form 8-K and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any disclosure document of the Registrant, except as shall be expressly set forth by specific instructions in such document.

ITEM 6. Exhibits.

Exhibit Number	Description of Exhibit
31.1	Section 302 Certification of Jeffrey L. Parker, CEO *

31.2	Section 302 Certification of Cynthia L. French, CFO *

32.1	Section 906 Certification **

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase*

104	Inline XBRL for the cover page of this Quarterly Report on Form 10-Q, included in the Exhibit 101 Inline XBRL Document Set

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParkerVision, Inc.
Registrant

August 14, 2023	By:	/s/Jeffrey L. Parker
Jeffrey L. Parker
Chairman and Chief Executive Officer
(Principal Executive Officer)

August 14, 2023	By:	/s/Cynthia L. French
Cynthia L. French
Chief Financial Officer
(Principal Financial Officer and Principal
Accounting Officer)